Jefferies LLC 520 Madison Avenue New York, New York 10022	SVB Leerink LLC One Federal Street, 37th Floor Boston, Massachusetts 02110	Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, New York 10010-3629

December 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forma Therapeutics Holdings, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-251198

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Forma Therapeutics Holdings, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 p.m. Eastern time on December 10, 2020, or as soon thereafter as practicable.

[Remainder of page intentionally left blank]

Very truly yours,
By:	JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

By:	SVB LEERINK LLC

By:	/s/ Irena Melnikova
Name: Irena Melnikova
Title: Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Rebecca Kotkin
Name: Rebecca Kotkin
Title: Director

[Signature page to Acceleration Request Letter]